SEVEN ARTS PICTURES PLC.
136-144 New King’s Road
London, SW6 4LZ

Via Edgar

July 22, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington D.C. 20002

Re: Seven Arts Pictures Plc.

Request to Withdraw Registration Statement on Form F-1 (RW)
SEC File Number: 333-168118
Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Seven Arts pictures Plc. (the " Registrant") hereby requests immediate withdrawal of its Registration Statement on Form F-1 (File No. 333-168118), which was originally filed with the Securities and Exchange Commission (the "Commission") on July 15, 2010, along with any exhibits (the "Registration Statement"). No securities have been issued under this F-1 Registration Statement.

The Registrants believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. The Registrant requests, in accordance with Rule 457(p) under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrants’ account to be offset against the filing fee for any future registration statement or registration statements.

The Registrant confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein.

If you have any questions regarding this application for withdrawal, please contact the undersigned at 323-372-3080

Very truly yours,

By	/s/ Peter M Hoffman
Peter M Hoffman
Chief Executive Officer